United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

OMB Number 3235-0145
SONOMA VALLEY BANCORP
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
835592 10 6
(CUSIP Number)
February 10, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835592 10 6

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  HITCHCOCK ROBERT B
  00-0000000

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  USA

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  113,704

  Shared Voting Power

  0

  Sole Dispositive Power

  113,704

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  113,704

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  4.91%

  Type of Reporting Person (See Instructions)

  IN

Item 1.

  Name of Issuer

  Sonoma Valley Bancorp

  Address of Issuer's Principal Executive Offices

  202 West Napa Street
  Sonoma, California 95476

Item 2.

  Name of Person Filing

  Robert B. Hitchcock

  Address of Principal Business Office or, if None, Residence

  202 West Napa Street
  Sonoma, California 95476

  Citizenship

  USA

  Title of Class of Securities

  Common Stock

  CUSIP Number

  835592 10 6

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  113,704

  Percent of class:

  4.91%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    113,704 (1)

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    113,704 (1)

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  √ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2009
Date
/s/ Robert B. Hitchcock
Signature
Robert B. Hitchcock
an Individual
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Footnotes:

(1) Includes options to purchase 23,164 shares of Common Stock exercisable within 60 days of December 31, 2008.